Exhibit (e)(6)

COMPENSATION DISCUSSION AND ANALYSIS

Overview. This compensation discussion describes and analyzes our compensation practices for the following named executive officers:

•	Anand Nallathambi, chief executive officer and president

•	John Lamson, chief financial officer and executive vice president

•	Todd Mavis, executive vice president of operations

•	Akshaya Mehta, executive vice president–corporate infrastructure

•	Evan Barnett, president of Multifamily Services Segment

The principal elements of our executive compensation program are:

•	base salary

•	annual cash incentives

•

long-term equity incentives that can be in the form of stock options, restricted stock and restricted stock units, although restricted stock units are currently only being offered to certain members of management.

•	other supplemental benefits related to job and work assignments.

We attempt to position the aggregate of these elements at a level commensurate with our size and sustained performance and to base a significant portion of overall compensation on company and individual performance.

Objectives and Philosophy. The overall objectives of our executive compensation program are to:

•	Enable First Advantage to attract, motivate and retain key executive talent essential to the achievement of our short-term and long-term business objectives;

•	Provide compensation competitive with others in our industry;

•	Emphasize performance-based compensation that may only be earned on the achievement of pre-defined business goals and superior individual performance;

•	Reward senior executives for achieving pre-defined business goals and objectives; and

•	Align the interests of our executives with stockholders.

In setting base salaries for each named executive officer during 2008, the compensation committee reviewed information about compensation levels for similar positions in companies comparable to First Advantage and his or her individual contribution. At the beginning of 2008 the compensation committee originally based the targets for the 2008 annual incentive award on performance relative to pre-established goals, including earnings per share targets, business unit pre-tax profit targets and certain enhancements to company operations each executive is responsible for, however with the global economic downturn the company did not meet its operating income threshold in 2008 to qualify for cash incentive payments in the 2008 senior executive annual incentive plans. As a result, the compensation committee made discretionary awards based on what it believed to be excellent operating, strategic and financial performance in an unprecedented economic environment. Restricted Stock Units, options and restricted stock were granted to provide the opportunity for long-term compensation based upon the performance of our Class A common stock over time and as a retention tool for key executive talent.

Compensation Process.

Compensation Committee. Executive officer compensation is administered by our compensation committee of our board of directors. Our board of directors appoints the compensation committee members and has delegated to the compensation committee the direct responsibility for, among other matters:

•	approving, in advance, the compensation and employment arrangements for our executive officers;

•	reviewing all compensation and benefit plans and programs in which our executive officers participate; and

•	reviewing and recommending changes to all our equity-based plans as appropriate, subject to stockholder approval as required.

Role of Compensation Experts. The compensation committee is authorized to engage compensation consultants and to obtain, at company expense compensation surveys, reports on the design and implementation of compensation programs for directors, officers and employees, and other data and documentation the compensation committee considers appropriate. The compensation committee has the sole authority to retain and terminate any outside counsel or other experts or consultants engaged to assist it in evaluating the compensation of our directors and executive officers, including the sole authority to approve such consultants’ fees and other retention terms. In 2008, the compensation committee engaged Mercer as its compensation consultant. Projects assigned to the consultant include the evaluation of the composition of the peer group of companies, evaluation of levels of our executive compensation as compared to general market compensation and to First Advantage’s peer companies, and evaluation of annual incentive plan performance goals.

In January 2008 the Compensation Committee reviewed information on potential comparator companies provided by Mercer and selected a group of 18 peer companies to be considered in determining compensation for 2008. The following 18 were selected from among U.S.-based publicly held companies that are most comparable to us in size and industry:

Acxiom Corporation	Certegy, Inc (formerly Fidelity National Information Services)
Alliance Data Systems Corporation	First Consulting Group, Inc.(1)
CBIZ, Inc.	FTI Consulting Inc.
Choicepoint Incorporated	Global Payments, Inc.
The D&B Corporation	InfoGroup, Inc. (formerly Infousa, Inc.)
Experian	Intersections, Inc.
Equifax Incorporated	Paychex, Inc.
Fair Isaac Corporation	Teletech Holdings Incorporated
Viad Corporation	Total System Services, Inc.
(1) First Consulting was acquired by CSC in 2008 and is therefore no longer a peer company

During January and February 2008 Mercer provided the Committee with competitive market data for First Advantage senior executive compensation programs. The data reflects publicly disclosed data regarding the compensation programs of the named executive officers of the 18 peer companies described above, as well as compensation data from published compensation surveys conducted by major consulting firms. Competitive market data is used by management and the Committee to assist in determining compensation programs (including pay levels and vehicles) for senior executives including the named executive officers. The Committee also engaged Mercer to update this review in September 2008.

Based on this analysis, the compensation committee targets total compensation levels (base salary, annual incentive opportunity and the estimated value of long-term incentive awards as of the date they are granted) for our executive officers generally at competitive market levels. The compensation committee considers this to be within the range of competitive market practice.

Role of Our Executive Officers in the Compensation Process. In the first quarter of each year, the chief executive officer presents a report to the compensation committee recommending the upcoming year’s salary, bonus for the prior year, and long-term incentive award levels for named executive officers as well as other executives, other than himself. The compensation committee uses this report and the reports of its consultant to determine executive officer compensation for the upcoming year. Executive officers are not present during compensation committee or board of directors deliberations concerning their compensation. The report by the chief executive officer includes a discussion of the quantitative and qualitative performance for the prior year as well as an assessment by the chief executive officer of the achievement of quantitative and qualitative goals and objectives. The chairman of the board is present when evaluating performance and setting the chief executive officer’s salary and bonus.

Components of Compensation.

The components of our 2008 compensation program were structured to provide compensation competitive with comparable companies, to reward the achievement of certain financial and business objectives and as a retention tool for key executive talent.

Base Salaries. Base salaries for our executive officers were set within ranges, targeted around the competitive norm for similar executive positions in similar companies. Individual salaries may be above or below the competitive norm based on the individual’s contribution to business results, capabilities and qualifications, potential and the importance of the individual’s position to our success. In this context, similar companies are defined as those that are comparable to us in size and scope, and in the nature of their businesses. In early 2008, salaries of our named executive officers were adjusted based on overall strong company financial results for 2007, and to be more commensurate with the pay levels for executives in similar positions within our specified competitive peer group. Mr. Nallathambi’s salary was increased from $625,000 to $700,000. Mr. Lamson’s salary was increased from $350,000 to $375,000. Mr. Mavis’ salary was increased from $325,000 to $375,000. Mr. Mehta’s salary was increased from $336,000 to $345,000. Mr. Barnett’s salary was increased from $288,750 to $297,400. For 2009, salaries were “frozen” and no increases were provided to executive officers.

Annual Cash Incentive Awards. Our annual bonus plan awards were intended to: (i) compensate executive officers if strategic and financial performance targets are achieved and (ii) reward executive officers for performance in those activities that are most directly under their control and for which they are accountable. Corporate, business unit and individual performance goals under the annual incentive plan were linked to our annual business plan and budget. The total cash compensation (the sum of salary and bonus) for our executive officers was intended to be competitive with market practice for similar executive positions in similar companies when performance goals under the annual bonus plan are achieved.

In February 2008, the compensation committee adopted the senior executive annual incentive plan for fiscal year 2008, which set the performance measurements to be used to determine whether certain senior executives, with the exception of Mr. Nallathambi, were eligible to receive a bonus for 2008. Bonuses granted under the 2008 senior executive annual incentive program were expressed as a percentage of base salary and were awarded based on achieving certain quantitative and qualitative performance goals. Messrs. Lamson, Mavis, Mehta and Barnett were entitled to a cash bonus based on the achievement of their stated goals as long as First Advantage achieved company operating income in 2008 of at least $108,264,000. No cash bonus would have been paid if the threshold operating income goal was not met.

Mr. Nallathambi’s senior executive annual incentive plan was adopted by the compensation committee in May 2008 and included both cash bonus and equity bonus components. Mr. Nallathambi was entitled to a cash bonus based on achieving certain quantitative and qualitative goals as long as First Advantage achieved 75% ($108,264,000) of its operating income goal for 2008. Mr. Nallathambi’s target cash bonus equaled 100% of his salary. The minimum bonus that he was eligible to receive was 50% of his salary and the maximum bonus was 200% of his salary. Additionally, Mr. Nallathambi was eligible to receive an equity bonus based on achieving certain levels of operating income in 2008. Achieving 75% ($108,264,000) of the company’s operating income goal, would result in Mr. Nallathambi receiving a restricted stock unit award in 2009 with a value of $300,000. At achieving 100% ($144,390,000) or greater of the operating income goal, Mr. Nallathambi would receive a restricted stock unit award in 2009 with a value of $600,000. The award value would be pro-rated for achieved levels of operating income between 75% to 100% of goal. In 2009, after audited financial results are publicly released, the actual restricted stock unit award value would be determined. At that time, the award value would be divided by the company’s closing stock price on the date the award amount was approved by the compensation committee, resulting in a specific number of restricted stock units. This award then vests ratably in one-third increments over the next 3 years (2010, 2011 and 2012).

Incentive awards issued under the 2008 senior executive annual incentive plans for Messrs. Nallathambi, Lamson, Mavis, Mehta and Barnett are subject to adjustment at the compensation committee’s discretion. In making such adjustments, the committee may take into account subjective factors outside the performance measurement goals set for each executive officer at the beginning of the year.

The following summarizes the annual cash incentive plan targets and weightings for each executive officer:

	Target Cash Incentive Award As A Percentage of Salary	Range of Cash Incentive Award As A Percentage of Salary	Percent of Target Incentive Award Value Attributable to Company Quantitative Goals	Percent of Target Incentive Award Value Attributable to Individual Qualitative Goals	Percent of Target Cash Incentive Awarded for 2008 (1)
Anand Nallathambi	100%	50% - 200%	80%	20%	64	%(2)
John Lamson	100%	50% - 200%	80%	20%	64%
Todd Mavis	100%	50% - 200%	80%	20%	64%
Akshaya Mehta	100%	50% - 200%	80%	20%	64%
Evan Barnett	100%	50% - 200%	80%	20%	100%

The company did not achieve the threshold level of operating income in 2008 to enable bonus payments to executives. The compensation committee made discretionary awards based on what it believes to be excellent operating, strategic and financial performance in an unprecedented economic environment. The awards for Messrs. Nallathambi, Lamson, Mavis and Mehta approximate the level of operating income achieved against plan. The award for Mr. Barnett reflects the at plan performance of the Multi-Family business segment that he manages. Additionally, the compensation committee made a discretionary equity bonus award in March 2009 to Mr. Nallathambi. He received a total award value of $162,000, which resulted in 16,200 restricted stock units. The award vests ratably over the next 3 years (2010, 2011 and 2012). The equity bonus program which was in place for the last three years will be discontinued for 2009.

For 2009, the range for cash incentive awards as a percentage of salary has been changed to reflect the current economic conditions. Payouts will not exceed 150% of target and, as with equity incentive awards, will be directly aligned with company performance.

Long-Term Incentive Compensation. We currently administer our long-term incentive compensation through the First Advantage Corporation 2003 Incentive Compensation Plan. A total of 7.0 million shares of Class A common stock are available for issuance under the plan. The plan is administered by the compensation committee. At December 31, 2008, 3,491,557 shares of Class A common stock (in the form of options) and 340,499 shares of restricted stock were outstanding under the plan. Options vest over three years at a rate of 33.4% for the first year and 33.3% for each of the two following years. Each option grant expires ten years after the grant date, and restricted stock vests over three years at a rate of 33.3% for the first two years and 33.4% for the last year. Restricted stock units vest over three years at a rate of 33.3% for the first two years and 33.4% for the last year.

The primary purposes of the long-term incentive program are to align the interests of executive officers and other key employees with those of our stockholders and to attract and retain key executive talent. Employees eligible for the long-term incentive program include those who are determined by the compensation committee to be in key policy-setting and decision-making roles, and to have responsibilities that contribute significantly to achieving our earnings goals. The size of an individual’s long-term incentive award is based primarily on individual performance, the individual’s responsibilities and position. Long-term incentive award values are intended to be competitive with market practice for similar executive positions in similar companies.

In 2005, we provided an opportunity for executive officers to elect to receive restricted stock units representing our stock in lieu of some or all of the executive officers’ annual bonus payments. To provide an incentive to acquire our shares through this program, and thereby align executive officers’ interests more closely with those of our stockholders, we provided a 33% match on these restricted stock unit purchases. These restricted stock units were subject to vesting requirements based on the executive’s continued employment. Eligibility for this program was determined by the compensation committee in its discretion. We may decide to offer this opportunity again in the future. Currently, this program is not being offered.

In 2006, the compensation committee adopted the Flexible Long-Term Incentive Plan. This plan was offered in 2006 and in 2007 and was administered under the 2003 Incentive Compensation Plan. The purpose of this plan was to ensure that First Advantage achieves its long-term goals and objectives. Participants in the program were identified at the beginning of each year. Participants were permitted to make an annual election of the form of awards from among (i) stock options (our current program), (ii) restricted stock (full-value shares of stock), (iii) restricted stock units (phantom units that the participant can convert to full-value shares at some future date of their choosing), or (iv) a combination thereof. All equity incentives granted under the plan have a 3-year graded time-based vesting schedule. Continued employment and satisfactory performance is required to meet the vesting requirements. Participants making an election can choose to receive stock options and restricted stock/units (one value share/unit for every three stock options the participant elects not to receive). If participants do not make an election at a chosen date in February, the participant receives options as a default election.

In 2008, the compensation committee decided to discontinue the Flexible Long-Term Incentive Plan and to instead offer only restricted stock units to participants who are identified at the beginning of each year. Participation in the new long term incentive plan, which is administered under the 2003 Incentive Compensation Plan, may vary from year to year. The committee determined that awards of restricted stock units as opposed to other forms of equity grants provides for superior alignment of executives’ interests with our shareholders’ interest and simultaneously encourages employee stock ownership. Additionally, the committee believes that the use of restricted stock units is a valuable executive retention tool. All equity incentives granted under the plan have a three year graded time-based vesting schedule. Continued employment and satisfactory performance is required to meet the vesting requirements.

For 2009 long term incentive equity awards were reduced in comparison to the number of restricted stock units awarded in 2008 in alignment with company performance and to reflect the current economic conditions.

Participation in The First American Corporation’s Benefit Plans. The First American Corporation maintains a pension plan and supplemental benefit plans. Employees of First Advantage and its subsidiaries who were participants in The First American Corporation’s defined benefit pension plan prior to First Advantage’s June 5, 2003 acquisition of The First American Corporation’s screening technology division, and who have become employees of First Advantage or its subsidiaries in connection with such acquisition generally are permitted to continue their participation in the pension plan, to the extent available to employees of First American. As of December 31, 2001, no new participants were permitted to participate in the defined benefit pension plan. Currently, only Messrs. Nallathambi, Lamson and Barnett participate in this plan.

The First American Corporation maintains both an executive and management supplemental benefit plan that provide retirement benefits for, and pre-retirement death benefits with respect to, certain key management personnel. Under the plans, which were amended in 2007, a participant upon retirement at normal retirement date (the later of age 62 or, unless either waived by The First American Corporation’s board of directors, completion of 10 years of service or five years as a plan participant) receives a 50% joint and survivor annuity benefit equal to 30% of “final average compensation” under the executive plan or 15% of “final average compensation” under the management plan. “Final average compensation” is the average annual compensation, generally composed of base salary, cash bonus and sales commissions, for the five-year period ending on December 31 of the calendar year immediately preceding the calendar year in which the participant retires.

The benefit is reduced by 5.952% for each year prior to age 62 in which retirement occurs under the executive plan or 7.143% for each year prior to normal retirement date in which retirement occurs under the management plan.

To be eligible to receive benefits under the plans, a participant must be at least age 55, have been one of The First American Corporation’s employees, or an employee of one of its subsidiaries, for at least 10 years under the executive plan or 15 years under the management plan and, unless waived by its board of directors, covered by the plans for at least five years. A pre-retirement death benefit is provided consisting of 10 annual payments, each of which equals 50% of final average compensation. In the event of a “change in control” (as defined in the plans) of The First American Corporation, a participant who retires after the change in control shall receive the same benefits as if he or she were retiring upon the attainment of normal retirement date.

Currently, Mr. Nallathambi is the only named executive officer who participates in the executive plan.

Stock Ownership Requirements. We do not currently have any policy or guidelines that require a specified ownership of our common stock by our directors or executive officers or stock retention guidelines applicable to equity-based awards granted to directors and executive officers. We do, however, encourage senior executives to build ownership commensurate with their level within the organization. In addition, the compensation committee, as part of its deliberations during the year, reviews stock ownership by our directors and officers. As of March 10, 2009, our executive officers as a group owned approximately 2% of our outstanding Class A common stock.

Stock Option Practices. We have awarded all stock options to purchase our Class A common stock to executive officers at the fair market value of our common stock at the grant date. Stock options are only issued four times per year on pre-established grant dates. These award dates occur after the release of our quarterly financial results. All awards are approved by the compensation committee. For 2009, it is the intent of compensation committee that only restricted stock units will be awarded to certain levels of management. To the extent restricted stock units are awarded in 2009, the issuance shall be only four times a year based on the identical pre-established grant dates established by the compensation committee for the issuance of options.

Perquisites and Other Personal Benefits. Supplemental benefits are offered to selected executive officers where they are specifically related to job and work assignments. Our philosophy is to de-emphasize executive perquisites so we only provide certain executive officers with a reimbursement for dues of social organizations for the purpose of enhancing business opportunities and with automobile allowances related to job and work assignments.

Post-termination Compensation.

The First Advantage Corporation 2003 Incentive Compensation Plan calls for accelerated vesting of all awards in the event of a change in control of First Advantage or The First American Corporation. In addition, Mr. Nallathambi participates in the First American Corporation’s supplemental benefit plan, which calls for accelerated vesting of all benefits in the event of a change in control of The First American Corporation.

Tax Implications of Executive Compensation. Our aggregate deductions for each named executive officer compensation are potentially limited by Section 162(m) of the Internal Revenue Code of 1986, as amended, to the extent the aggregate amount paid to an executive officer exceeds $1.0 million, unless it is paid under a predetermined objective performance plan meeting certain requirements, or satisfies one of various other exceptions specified in the Internal Revenue Code. The compensation committee considers adoption of plans which can satisfy the requirements of Section 162(m); however, its overall compensation philosophy is not dictated by meeting such requirements.

Approaches for 2009. The current global economic conditions and the widespread concern over executive pay are being addressed by the compensation committee and management as it relates to executive compensation. We believe that our compensation programs are balanced, reasonable and help us retain the world’s best talent and are appropriately proportionate to the performance of the Company as a whole. While overall prevailing economic conditions are not necessarily within the control of our executives’ ability to dictate Company performance, we believe that it is appropriate for certain components of compensation to decline during periods of economic stress, reduced earnings and lower stock prices. It is in this context that the compensation committee set forth a decision to freeze executive salaries for 2009 and as was done this past year, to align equity incentives with the current status of the economy and with the Company.